Exhibit 12(e)
LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

						Predeces-
	Successor (a)					sor (b)
	Year	Year	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,
	2014	2013	2012	2011	2010	2010
Earnings, as defined:
Income Before Income Taxes	$272	$257	$192	$195	$29	$167
Mark to market impact of derivative
instruments					1	(20)
	272	257	192	195	30	147

Total fixed charges as below	51	36	44	46	8	40

Total earnings	$323	$293	$236	$241	$38	$187

Fixed charges, as defined:
Interest charges (c) (d)	$49	$34	$42	$44	$8	$38
Estimated interest component of
operating rentals	2	2	2	2		2

Total fixed charges	$51	$36	$44	$46	$8	$40

Ratio of earnings fixed charges	6.3	8.1	5.4	5.2	4.8	4.7

(a)	Post-acquisition activity covering the time period after October 31, 2010.
(b)	Pre-acquisition activity covering the time period prior to November 1, 2010.
(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(d)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.

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